Philips intends to sell shareholding in Philips-Neusoft Medical Systems joint venture to Neusoft Medical Systems

As part of the proposed transaction, a team of up to 150 engineers and supporting staff will transfer from the PNMS joint venture to Philips’ new development center in Shenyang

Amsterdam, the Netherlands and Shenyang, China –Royal Philips Electronics (NYSE:PHG, AEX:PHIA) today announced that it has entered into a term sheet to sell its 51 percent shareholding in the Philips-Neusoft Medical Systems (PNMS) joint venture between Philips and Neusoft Medical Systems, a subsidiary of Neusoft Corporation (SSE: 600718), in Shenyang, China, to Neusoft Medical Systems and its overseas associates. As part of the proposed agreement, a team of approximately 100 to 150 Computed Tomography (CT) system and component engineers and supporting staff will transfer from the joint venture to a new development center of Philips in Shenyang. Financial details of the proposed transaction were not disclosed.

The signing of the definitive agreements and subsequent closing is expected to take place before the end of 2013. The closing of the transaction is subject to the relevant shareholder and regulatory approvals.

Philips and Neusoft will continue to be partners in the form of components supply and the original equipment manufacturer (OEM) supply of systems. Both companies are committed to a seamless transition that will not disrupt supply of systems to customers. With the exception of the team that will transfer to Philips, all current employees of PNMS will stay at that company.

Imaging systems developed and produced by Philips in China are targeted at the growing value and performance segments of the market, for China and the rest of the world. In China, Philips currently develops and manufactures CT, Magnetic Resonance (MR), Ultrasound (US), Nuclear Medicine and X-ray components and systems at its new manufacturing and R&D site in Suzhou, and Ultrasound transducers in Shanghai.

For more information, please contact:

Joost Akkermans Philips Corporate Communications Tel: +31 6 3175 8996

Email: joost.akkermans@philips.com

Song Hui Philips Corporate Communications Greater China Tel: +86 10 8527 3080 Email: hui.song@philips.com

About Royal Philips Electronics Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 118,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.